No Act

16004086

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

P.E. 1/14/16

DIVISION OF
CORPORATION FINANCE

Received SEC
FEB 23 2016
Washington, DC 20549

February 23, 2016

Martin P. Dunn
Morrison & Foerster LLP
mdunn@mofo.com

Act: 1934
Section:
Rule: 14a-8 (OD2)
Public
Availability: 2-23-16

Re: JPMorgan Chase & Co.
Incoming letter dated January 14, 2016

Dear Mr. Dunn:

This is in response to your letter dated January 14, 2016 concerning the shareholder proposal submitted to JPMorgan Chase by Kenneth Steiner. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

February 23, 2016

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: JPMorgan Chase & Co.
Incoming letter dated January 14, 2016

The proposal urges the board to amend JPMorgan Chase's clawback policy in the manner set forth in the proposal.

We are unable to concur in your view that JPMorgan Chase may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that JPMorgan Chase may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that JPMorgan Chase may exclude the proposal under rule 14a-8(i)(7). In arriving at this position, we note that the proposal focuses on senior executive compensation. Accordingly, we do not believe that JPMorgan Chase may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Adam F. Turk
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

MORRISON | FOERSTER

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MDunn@mofo.com

1934 Act/Rule 14a-8

January 14, 2016

VIA E-MAIL *(shareholderproposals@sec.gov)*

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: JPMorgan Chase & Co.
Shareholder Proposal of Kenneth Steiner

Dear Ladies and Gentlemen:

We submit this letter on behalf of our client JPMorgan Chase & Co., a Delaware corporation (the "***Company***"), which requests confirmation that the staff (the "***Staff***") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "***Commission***") will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), the Company omits the enclosed shareholder proposal (the "***Proposal***") and supporting statement (the "***Supporting Statement***") submitted by Kenneth Steiner (the "***Proponent***") from the Company's proxy materials for its 2016 Annual Meeting of Shareholders (the "***2016 Proxy Materials***").

Pursuant to Rule 14a-8(j) under the Exchange Act, we have:

- filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2016 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Copies of the Proposal and Supporting Statement, the Proponent's cover letter submitting the Proposal, and other correspondence relating to the Proposal are attached hereto as Exhibit A.

Pursuant to the guidance provided in Section F of Staff Legal Bulletin 14F (Oct. 18, 2011), we ask that the Staff provide its response to this request to Martin Dunn, on behalf of the Company, via email at mdunn@mofo.com or via facsimile at (202) 887-0763, and to John Chevedden, the proponent's representative, via email at *** FISMA & OMB Memorandum M-07-16 ***

I. *SUMMARY OF THE PROPOSAL*

On November 16, 2015, the Company received a letter from the Proponent containing the Proposal for inclusion in the Company's 2016 Proxy Materials. The Proposal reads as follows:

> "**RESOLVED**, shareholders urge our Board of Directors to amend the General Clawback policy to provide that a substantial portion of annual total compensation of Executive Officers, identified by the board, shall be deferred and be forfeited in part or in whole, at the discretion of the Board, to help satisfy any monetary penalty associated with any violation of law regardless of any determined responsibility of any individual officer; and that this annual deferred compensation be paid to the officers no sooner than 10 years after the absence of any monetary penalty; and that any forfeiture and relevant circumstances be reported to shareholders. These amendments should operate prospectively and be implemented in a way that does not violate any contract, compensation plan, law or regulation."

II. *EXCLUSION OF THE PROPOSAL*

A. *Bases for Excluding the Proposal*

As discussed more fully below, the Company believes it may properly omit the Proposal from its 2016 Proxy Materials in reliance on:

- Rule 14a-8(i)(3), as the Proposal is materially false and misleading; and

- Rule 14a-8(i)(7), as the Proposal deals with matters relating to the Company's ordinary business operations.

B. The Proposal May Be Omitted in Reliance On Rule 14a-8(i)(3), As It Is So Vague and Indefinite As To Be Materially False and Misleading

Rule 14a-8(i)(3) permits a company to omit a proposal or supporting statement, or portions thereof, that are contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false and misleading statements in proxy materials. Pursuant to *Staff Legal Bulletin No. 14B* (Sept. 15, 2004) *("**SLB 14B**")*, reliance on Rule 14a-8(i)(3) to exclude a proposal or portions of a supporting statement may be appropriate in only a few limited instances, one of which is when the language of the proposal or the supporting statement renders the proposal so vague or indefinite that "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *See Philadelphia Electric Company* (Jul. 30, 1992). The Staff has further explained that a shareholder proposal can be sufficiently misleading and, therefore, may be excluded in reliance on Rule 14a-8(i)(3) if the company and its shareholders might interpret the proposal differently such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc.* (Mar. 12, 1991).

1. The Proposal is Impermissibly Vague and Indefinite Because the Proposal and Supporting Statement are Unclear and Internally Inconsistent

The Staff has consistently concurred that a proposal may be excluded in reliance on Rule 14a-8(i)(3) where neither shareholders, in voting on the proposal, nor the company, in implementing the proposal, would be able to determine with any reasonable certainty the action sought. For example, in *Comcast Corp.* (Mar. 6, 2014) the Staff concurred with the exclusion of a proposal requesting that the company's board adopt a policy because the proposal was vague and indefinite, noting in particular that "the proposal [did] not sufficiently explain when the requested policy would apply."

The Proposal is fundamentally unclear as to its intended operation and the actions sought. This uncertainty at the core of the Proposal is demonstrated by the following:

- The "Resolved" clause asks that the requested policy amendment apply "with any violation of law";
- The "Resolved" clause asks that the requested policy amendment apply to "a substantial portion of annual total compensation of Executive Officers, identified by the Board";

- The Supporting Statement appears to call for the use of a limited "performance bond" that may be subject to deferment and/or forfeiture; and

- The Supporting Statement references the statute of limitations under FIRREA.

These statements cause the Proposal to be materially false and misleading, as they are internally inconsistent and will cause shareholders to have no certainty as to the actions sought when they are voting on the Proposal. In this regard, the referenced "Resolved" clause statement calls for the policy to be triggered upon "any violation of law regardless of any determined responsibility by any individual officer," while the Supporting Statement language references a statute of limitations that is applicable specifically to the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 ("***FIRREA***"), which, among other things, imposes civil liability for financial fraud. Given the Proposal's focus on "any violation of law," a specific reference to the ten-year statute of limitations under FIRREA—a statute that creates liability for specific, limited actions—creates substantial uncertainty as to what actions or measures the Proposal requires. In addition, the "Resolved" clause instructs that the policy should affect "a substantial portion of annual total compensation of Executive Officers, identified by the Board," while the Supporting Statement references the use of a limited "performance bond" that would be subject to forfeiture. Put simply, the Proponent presents for shareholder vote two different policies—one policy that would be triggered as a result of "any violation of law" that would affect "a substantial portion of annual total compensation," as seen in the "Resolved" clause, and one policy that would be triggered upon a FIRREA violation that would affect some other, limited "performance bond" that appears to be separate from an executive officer's compensation. These are fundamentally different requests, and the contradictory language in the Proposal and Supporting Statement would likely cause shareholders to have fundamentally different understandings as to what they are voting to support or oppose. Further, shareholder confusion would be increased by the Supporting Statement's reference to FIRREA, an external source that is not defined and provides no guidance as to its meaning or interaction with the Proposal's purpose and operation. Accordingly, the Company is of the view that it may properly omit the Proposal and Supporting Statement in reliance on Rule 14a-8(i)(3), as it is so vague and indefinite as to be materially false and misleading.

2. The Proposal is impermissibly vague and indefinite because the terms of the proposed principles are unclear and internally inconsistent

If a proposal provides standards or criteria that a company is intended to follow, the proposal and supporting statement must provide reasonable certainty to both the company and its shareholders with regard to the meaning and operation of those standards and criteria;

the proposal and supporting statement cannot provide guidance that is uncertain, vague, or overly general. The Staff has consistently concurred that specific standards that are integral to a proposal must be sufficiently explained in the proposal or supporting statement and, as such, when a proposal fails to adequately define key terms or provide sufficient guidance regarding the manner in which the proposal should be implemented, that proposal may be omitted as vague and indefinite. *See, e.g.*, *Morgan Stanley* (Mar. 12, 2013) (concurring with the omission of a proposal requesting the appointment of a committee to explore "extraordinary transactions" that could enhance stockholder value was vague and indefinite); *The Boeing Co.* (Mar. 2, 2011) (concurring with the omission of a proposal as vague and indefinite where the proposal requested, among other things, that senior executives relinquish certain "executive pay rights" because such phrase was not sufficiently defined); *AT&T Inc.* (Feb. 16, 2010) (concurring with the omission of a proposal as vague and indefinite where the proposal sought disclosures on, among other things, payments for "grassroots lobbying" without sufficiently clarifying the meaning of that term); *Puget Energy Inc.* (Mar. 1, 2002) (concurring with the omission of a proposal as vague and indefinite where the proposal requested a policy of "improved corporate governance"); and *Norfolk Southern Corp.* (Feb. 13, 2002) (concurring with the omission of a proposal as vague and indefinite where the proposal requested that the board of directors "provide for a shareholder vote and ratification, in all future elections of Directors, candidates with solid background, experience, and records of demonstrated performance in key managerial positions within the transportation industry").

Both the trigger of the requested policy amendment and the ultimate consequence of the requested policy in the Proposal are vague and indefinite and, with regard to key points, internally inconsistent. The Proposal seeks for the requested policy to be triggered upon "any violation of law regardless of any determined responsibility by any individual officer." The operation of this trigger is fundamentally unclear, as "any violation of law" may refer to violations of civil or criminal law, federal, state, local or foreign law, against the Company, against an officer or director, or against a non-officer employee. Accordingly, it is unclear whose "violation of law" would trigger the forfeiture of compensation, and whose compensation would be forfeited to help satisfy any "monetary penalty." "Any violation of law," without guidance, is too broad to define. As such, shareholders, in voting on the proposal, would have no basis for understanding with any reasonable certainty what the trigger to the revised policy, if implemented, would be. For example, neither shareholders, in voting on the Proposal, nor the Company, in implementing the Proposal, would be able to determine whether the adoption of such a policy would be triggered by the Company's hypothetical violation with respect to inadvertent misstatements in the periodic reports filed with the SEC, failure to pay property taxes, by a securities trading violation by an employee that is neither an officer nor a director but the Company faces a fine, or by something as day-to-day as a traffic or parking violation by an employee on Company business. The

Supporting Statement's unexplained reference to FIRREA (an acronym which is neither defined or discussed in the Proposal or Supporting Statement) and the Proposal's specified period of compensation deferment is especially perplexing, as FIRREA provides for liability with regard to specific actions, while the Proposal appears to address "any" violation of law, well beyond the liability provisions of FIRREA.

The Staff has previously concurred in the exclusion of a proposal under Rule 14a-8(i)(3) when the proposal did not sufficiently explain when the requested policy would apply. In *Amphenol Corp.* (Mar. 28, 2014), a proposal requested that the board take the steps necessary to adopt a bylaw to the effect that prior to an annual meeting, the outcome of votes cast by proxy on uncontested matters may not be made available to management or the board and may not be used to solicit votes. The proposal also described when the bylaw would, and would not, apply, noting that the bylaw would apply to management-sponsored or Board-sponsored resolutions seeking approval of executive pay or "for other purposes," but would not apply to the Company's solicitations "for other proper purposes." Amphenol argued that in neither case did the proposal clarify the meaning of "other purposes" or give any guidance as to what "other proper purposes" refers, making it impossible to determine which matters were intended to be covered by the proposal and which matters are intended not to be covered by the proposal. The Staff concurred in exclusion of the proposal, noting that "the proposal does not sufficiently explain when the requested bylaw would apply." Similarly, the Proposal at issue indicates that the policy amendment should be triggered upon "any violation of law" in the "Resolved" clause, but references guidelines specific to FIRREA liability in the Supporting Statement, leading to an unsurmountable conflict that makes it impossible for the Company or for shareholders to determine which violations are intended to trigger the Proposal's requested policy, and which matters are not intended to trigger the Proposal's requested policy.

The "Resolved" clause further seeks that the requested policy relate to "a substantial portion of annual total compensation of Executive Officers, identified by the board." However, the Supporting Statement appears to call for the creation of a "performance bond" to implement the Proposal. The Proposal also provides that the deferred compensation be used "to help satisfy any monetary penalty," while the Supporting Statement suggests forfeiture of a performance bond in "the case of a large fine." The internal inconsistency between these principles is clear—the "Resolved" clause provides the Board of Directors with discretion to determine the type of compensation that may be deferred and/or forfeited by executive officers, while the Supporting Statement describes a specific bond structure method with no apparent discretion by the Board of Directors in its operation for purportedly achieving the goals of the Proposal. In addition, the Proposal contains no threshold on the size of monetary penalty under which forfeiture of compensation may occur, while the Supporting Statement provides a general reference to "a large fine." Given the internal contradictions between the "Resolved" clause and the Supporting Statement with regard to fundamental terms, neither shareholders nor the Company would be able to determine with any reasonable certainty how the policy may be triggered and what the policy is seeking.

Accordingly, neither the shareholders voting on the proposal, nor the Company in implementing the proposal, would be able to understand with any reasonable certainty the actions sought by the Proposal. The Company is, therefore, of the view that it may properly omit the Proposal and Supporting Statement in reliance on Rule 14a-8(i)(3), as it is so vague and indefinite as to be materially false and misleading.

C. The Proposal May Be Omitted In Reliance On Rule 14a-8(i)(7), As It Relates To The Company's Ordinary Business Operations

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that relates to the company's "ordinary business operations." According to the Commission, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *Exchange Act Release No. 40018, Amendments to Rules on Shareholder Proposals,* [1998 Transfer Binder] *Fed. Sec. L. Rep. (CCH) 86,018, at 80,539* (May 21, 1998) (the "***1998 Release***"). In the 1998 Release, the Commission described the two "central considerations" for the ordinary business exclusion. The first is that certain tasks are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* at 86,017-18 (footnote omitted).

1. The Proposal Deals with Legal Compliance

The Proposal may be properly omitted in reliance on Rule 14a-8(i)(7) because the action requested deals with the Company's compliance with law. The Proposal requests a policy to be implemented that would be triggered upon "any violation of law." The Proposal also requests this policy to address instances of "monetary penalty" and "forfeiture." Further, the Supporting Statement specifically indicates that the policy amendment requested by the Proposal is designed to "create a strong incentive for individuals to monitor the actions of their colleagues, and to call attention to any issues" that may result in monetary penalties. The policy sought by the Proposal, therefore, relates directly to the Company's efforts to assure its employees' compliance with laws which, in the Company's view, renders the Proposal excludable, as compliance with applicable laws is essential to the Company's day-to-day management and cannot, as a practical matter, be subject to direct shareholder oversight.

The Staff has regularly concurred that compliance with law is a matter of ordinary business and has permitted companies to omit proposals relating to the fundamental business function of establishing and maintaining legal compliance programs. In *JPMorgan Chase & Co.* (Mar. 13, 2014), a proposal requested a policy review evaluating opportunities for clarifying and enhancing implementation of board members' and officers' fiduciary, moral and legal obligations to shareholders and other stakeholders. In its request, the company noted that fiduciary obligations, legal obligations, and "standards for directors' and officers' conduct and company oversight"—sought by the proposal—are governed by state law, federal law, and New York Stock Exchange Listing Standards. The Staff concurred with the omission of the proposal, stating that "[p]roposals that concern a company's legal compliance program are generally excludable under rule 14a-8(i)(7)." In *The AES Corp.* (Jan. 9, 2007), a proposal requested that the company create a board committee to oversee the company's compliance with federal, state and local laws. As the company was in the highly regulated energy industry, the company expressed the view that compliance with law is fundamental to its business and, therefore, it was impractical to subject legal compliance to shareholder oversight. The Staff concurred with the company's omission of the proposal, stating that the proposal related to "ordinary business operations (*i.e.,* general conduct of a legal compliance program)." In *Halliburton Company* (Mar. 10, 2006), a proposal sought a report from the company evaluating the potential impact of certain violations and investigations on the company's reputation and stock price, as well as the company's plan to prevent further violations. The Staff concurred with the omission of the proposal as it related to the company's ordinary business of conducting a legal compliance program. *See also Raytheon Co.* (Mar. 25, 2013) (in which the Staff stated that "[p]roposals that concern a company's legal compliance program are generally excludable under rule 14a-8(i)(7)"); and *Sprint Nextel Corp.* (Mar. 16, 2010) (concurring with the omission of a proposal requesting an explanation as to why the company had not adopted an ethics code that would promote ethical conduct and compliance with securities laws on the basis that the proposal concerned "adherence to ethical business practices and the conduct of legal compliance programs").

As a global financial services firm, the Company employs approximately 240,000 people, working in more than 60 countries and 2,100 U.S. cities across four major business segments. Accordingly, the Company is subject to extensive and comprehensive regulation under federal and state laws in the United States and the laws of the various jurisdictions outside the United States in which the Company does business. These laws and regulations significantly affect the way that the Company does business, and can restrict the scope of its existing businesses and limit its ability to expand its product offerings or to pursue acquisitions, as well as impact the costs of its products and services. Laws and regulations affecting the Company's business globally change frequently, and management regularly must adjust the Company's business activities in accordance with such changes.

The Company has separate Legal and Compliance Departments that are integrally related in their work on matters related to legal risk. Compliance teams work closely with senior management to provide independent review and oversight of the Company's operations, with a focus on compliance with applicable global, regional and local laws and regulations. The Legal Department serves a variety of functions, many of which are control related. The Company's lawyers provide legal advice and assist in efforts to ensure compliance with all applicable laws and regulations and the Company's corporate standards for doing business. At the Board of Directors level, the Audit Committee provides oversight of management's responsibilities to assure there is in place an effective system of controls reasonably designed to maintain compliance with laws and regulations. The Company expends substantial resources on legal and regulatory compliance, which is necessary given the breadth and dynamic nature of the global legal and regulatory environment within which the Company conducts its business. Accordingly, compliance with law and regulation is a fundamental management function at the Company that is similar to, or even more expansive than, the circumstances that existed in *The AES Corp.*, and not an activity that can be practically overseen by shareholders as the Proposal requests.

Proposals that concern only senior executive officer and director compensation may not be excluded under Rule 14a-8(i)(7) as they involve "significant social policy issues" that transcend day-to-day business matters, and are appropriate for a shareholder vote. *See Staff Legal Bulletin No. 14A* (July 12, 2002). However, where a proposal purports to address executive compensation, the Staff has concurred with the exclusion of the proposal under Rule 14a-8(i)(7) where the thrust and focus of the proposal relates to a matter of ordinary business. For example, in *Apple Inc.* (Dec. 31, 2014), the Staff permitted exclusion of a proposal urging the compensation committee to include in the metrics used to determine incentive compensation for the company's five most-highly compensated executives a metric relating to the effectiveness of the company's policies and procedures designed to promote adherence to laws and regulations. In concurring with the exclusion of the proposal, the Staff noted that "although the proposal relates to executive compensation, the thrust and focus of the proposal is on the ordinary business matter of the company's legal compliance program." Similarly to *Apple*, the Proposal in this case is focused on legal compliance, an ordinary business matter. Accordingly, as the Proposal addresses the Company's ongoing compliance with law, it relates to the Company's ordinary business operations. The Company is, therefore, of the view that it may properly omit the Proposal and Supporting Statement from the 2016 Proxy Materials pursuant to Rule 14a-8(i)(7).

2. *The Proposal Relates to the Company's Code of Conduct and Code of Ethics for Finance Professionals*

The Proposal is properly excludable because it requests that the Company adopt principles that apply to executive officers "regardless of any determined responsibility by any individual officer." The Supporting Statement quotes statements made by Federal Reserve Bank of New York President William Dudley, such as "[e]ach individual's ability to realize their deferred debt compensation would depend not only on their own behavior, but also on the behavior of their colleagues. This would create a strong incentive for individuals to monitor the actions of their colleagues, and to call attention to any issues." These statements directly request adoption of a policy that would alter the nature of the ethical and fiduciary obligations of management of the Company and its board, because they attempt to dictate and enforce the type of compliance standards the Proponent seeks. Accordingly, these references relate, at least in part, to the Company's ethical business practices and policies.

The Staff has consistently concurred with the omission of similar proposals from company proxy materials as relating to ordinary business operations. In *The Walt Disney Co.* (Dec. 12, 2011), a proposal requested a report on board compliance with Disney's Code of Business Conduct and Ethics for Directors, reporting, among other topics, "any violations of Disney's Codes of Conduct Policy that have occurred, if any." The Staff found that the proposal was excludable as relating to the Company's ordinary business operations, confirming that "[p]roposals that concern general adherence to ethical business practices are generally excludable under rule 14a-8(i)(7)." In *Verizon Communications Inc.* (Jan. 10, 2011), a proposal requested that the board of directors form a "Corporate Responsibility Committee" to monitor the extent to which Verizon lives up to its claims pertaining to integrity, trustworthiness, and reliability and the extent to which Verizon lives up to its Code of Business Conduct. The Staff found that the proposal was excludable as relating to the Company's ordinary business operations, stating that "[p]roposals that concern general adherence to ethical business practices are generally excludable under rule 14a-8(i)(7)." Similarly, in *International Business Machines Corp.* (Jan. 7, 2010), a proposal requested that officers "clearly and unambiguously restate and enforce the traditional standards of ethical behavior which characterized the way in which IBM conducted its business." The Staff, again, found that the proposal was excludable as relating to the Company's ordinary business operations, reinforcing that "[p]roposals that concern general adherence to ethical business practices and policies are generally excludable under Rule 14a-8(i)(7)."

The Company's commitment to legal obligations and ethical business practices is reflected in, and substantially implemented through, the Company's Code of Conduct and Code of Ethics for Finance Professionals (collectively, the "***Codes***"), and any change in this area would require changes to the Codes. The Codes detail prohibitions related to, among other things, money laundering, participation in illegal boycotts, antitrust violations, bribery and any form of corruption. One provision of the Codes requires those to whom it applies to promptly report any violation of the Code of Ethics or any other matters that would compromise the integrity of the firm's financial statements. Suspected violations of the Codes are investigated by the Company, and may result in an employee being cleared of the suspected violation or an escalating range of actions depending upon the facts and circumstances, ranging from a warning to a variety of measures pursued by the Company's human resources professionals, including the reduction of compensation and/or clawbacks and ultimately separation of employment. The Proposal, if implemented, would affect the enforcement of the Codes. It is important for the Company to maintain managerial control over its workforce, which includes having control over the language and implementation of the Codes. Accordingly, any determination regarding revision of the Codes is an ordinary business activity for the Company, as it is with all public companies.

Historically, the Staff has concurred with the omission of proposals that deal with a company's code of conduct or code of ethics under Rule 14a-8(i)(7). *See, e.g., The Walt Disney Co., Verizon Communications Inc.* and *International Business Machines Corp.* In *NYNEX Corporation* (Feb. 1, 1989), the Staff concurred with the omission of a proposal that sought to specify "the particular topics to be addressed in the Company's code of conduct" to be excludable. *See also USX Corporation* (Dec. 28, 1995) (concurring with the omission of a proposal seeking implementation of a Code of Ethics to establish a "pattern of fair play" in the dealings between the company and retired employees was excludable as relating to ordinary business because it dealt with "the terms of a corporate Code of Ethics"); and *Barnett Banks, Inc.* (Dec. 18, 1995) (concurring with the omission of a proposal as relating to ordinary business where it dealt with "the preparation and publication of a Code of Ethics"). *See also Intel Corporation* (Mar. 18, 1999) (concurring with the omission of a proposal requesting that the board implement an "Employee Bill of Rights" because it related to the company's ordinary business operations (*i.e.*, management of the workforce)).

Proposals that concern only senior executive officer and director compensation may not be excluded under Rule 14a-8(i)(7) as they involve "significant social policy issues" that transcend day-to-day business matters, and are appropriate for a shareholder vote. *See Staff Legal Bulletin No. 14A* (July 12, 2002). However, where a proposal purports to address executive compensation, the Staff allows exclusion of the proposal under Rule 14a-8(i)(7) where the thrust and focus of the proposal relates to a matter of ordinary business. For example, in *Delta Air Lines, Inc.* (Mar. 27, 2012), the Staff permitted exclusion of a proposal requesting that the board initiate a program that prohibits payment under any incentive program for management or executive officers unless there is an appropriate process to fund the retirement accounts of retired pilots. In permitting exclusion, the Staff noted that "although the proposal mentions executive compensation, the thrust and focus of the proposal is on the ordinary business matter of employee benefits." Similarly to *Delta*, the Proposal in this case is focused on the Company's general adherence to ethical business practices, an ordinary business matter. Accordingly, as the Proposal relates to the Company's general adherence to ethical business practices and policies, and if adopted, the Proposal likely would require affect the language and implementation of the Company's Codes, it relates to the Company's ordinary business operations. The Company is, therefore, of the view that it may properly omit the Proposal and Supporting Statement from the 2016 Proxy Materials pursuant to Rule 14a-8(i)(7).

III. CONCLUSION

For the reasons discussed above, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2016 Proxy Materials in reliance on Rule 14a-8. As such, we respectfully request that the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from its 2016 Proxy Materials. If we can be of further assistance in this matter, please do not hesitate to contact me at (202) 778-1611.

Sincerely,

Martin P. Dunn
of Morrison & Foerster LLP

Attachments

cc: John Chevedden
Anthony Horan, Corporate Secretary, JPMorgan Chase & Co.

EXHIBIT A

From:	*** FISMA & OMB Memorandum M-07-16 ***
Sent:	Monday, November 16, 2015 12:59 PM
To:	Horan, Anthony
Cc:	Caracciolo, Irma R.
Subject:	Rule 14a-8 Proposal (JPM)``
Attachments:	CCE16112015_2.pdf

Dear Mr. Horan,
Please see the attached rule 14a-8 proposal to enhance long-term shareholder value.
Sincerely,
John Chevedden

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Anthony J. Horan
Corporate Secretary
JPMorgan Chase & Co. (JPM)
270 Park Ave.
38th Floor
New York NY 10017
PH: 212 270-6000

Dear Mr. Horan,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is submitted as a low-cost method to improve compnay performance.

My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

Kenneth Steiner

10/25/15
Date

cc: Irma Caracciolo <caracciolo_irma@jpmorgan.com>
FX: 212-270-4240
FX: 646-534-2396
FX: 212-270-1648
Linda E. Scott <linda.e.scott@chase.com>

[JPM: Rule 14a-8 Proposal, November 16, 2015]

Proposal [4] – Clawback Amendment

RESOLVED, shareholders urge our Board of Directors to amend the General Clawback policy to provide that a substantial portion of annual total compensation of Executive Officers, identified by the board, shall be deferred and be forfeited in part or in whole, at the discretion of Board, to help satisfy any monetary penalty associated with any violation of law regardless of any determined responsibility by any individual officer; and that this annual deferred compensation be paid to the officers no sooner than 10 years after the absence of any monetary penalty; and that any forfeiture and relevant circumstances be reported to shareholders. These amendments should operate prospectively and be implemented in a way that does not violate any contract, compensation plan, law or regulation.

President William Dudley of the New York Federal Reserve outlined the utility of what he called a performance bond. "In the case of a large fine, the senior management . . . would forfeit their performance bond. . . . Each individual's ability to realize their deferred debt compensation would depend not only on their own behavior, but also on the behavior of their colleagues. This would create a strong incentive for individuals to monitor the actions of their colleagues, and to call attention to any issues. . . . Importantly, individuals would not be able to "opt out" of the firm as a way of escaping the problem. If a person knew that something is amiss and decided to leave the firm, their deferred debt compensation would still be at risk."

The statute of limitations under the FIRREA is 10 years, meaning that annual deferral period should be 10 years.

Please vote to protect shareholder value:

Clawback Amendment – Proposal [4]

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsors this proposal.

Please note that the title of the proposal is part of the proposal. The title is intended for publication.

If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email

*** FISMA & OMB Memorandum M-07-16 ***

From:	*** FISMA & OMB Memorandum M-07-16 ***
Sent:	Saturday, November 21, 2015 9:54 AM
To:	Horan, Anthony
Cc:	Caracciolo, Irma R.
Subject:	Rule 14a-8 Proposal (JPM) blb
Attachments:	CCE20112015_19.pdf

Dear Mr. Horan,
Please see the attached broker letter.
Sincerely,
John Chevedden

Ameritrade

November 19, 2015

JPM Post-it® Fax Note 7671		Date 11-20-15	# of pages ▶
To Anthony Horan		From John Chevedden	
Co./Dept.		Co.	
Phone #		Ph *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 212-270-4240		Fax	

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Re: Your TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 *** TD Ameritrade Clearing Inc. DTC #0188

Dear Kenneth Steiner,

Thank you for allowing me to assist you today. As you requested, this letter confirms that as of the date of this letter, you have continuously held no less than 500 shares of each of the following stocks in the above reference account since July 1, 2014.

1. McGraw Hills Financial, Inc. (MHFI)
2. Pfizer, Inc. (PFE)
3. PepsiCo, Inc. (PEP)
4. JPMorgan Chase & Co. (JPM)

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Chris Blue
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

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